Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

M/A-COM Technology Solutions Holdings, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 25, 2009. An amended and restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 26, 2009, an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 16, 2010, and a Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 21, 2010.

2. This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of M/A-COM Technology Solutions Holdings, Inc. was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article IV of the Third Amended and Restated Certificate of Incorporation is hereby amended by adding the following Section C at the end thereof:

“C. Reverse Stock Split. Upon effectiveness of this Certificate of Amendment, a 1-to-4 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which every four (4) outstanding shares of Common Stock immediately prior to the effectiveness of this Certificate of Amendment shall be automatically reclassified and combined into one (1) share of Common Stock, par value $0.001 per share, without any action by the holder thereof (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any holder who would otherwise be entitled to a fractional share of Common Stock shall receive a cash payment equal to such fraction of a share of Common Stock multiplied by the fair value per share of Common Stock as determined in good faith by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the effectiveness of this Certificate of Amendment, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split shall, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Stock Split) and such shares of Common Stock will be held in uncertificated book-entry form.

The total number of shares of all classes of stock which the Corporation is authorized to issue shall not be affected by the Reverse Stock Split and shall remain as set forth in the preamble to this Article IV.”

* * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 9th day of March 2012.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ Charles Bland
Charles Bland
Chief Executive Officer